Mail Stop 4-06

September 22, 2005

Thomas W. Mill
President
API Electronics Group, Inc.
505 University Avenue
Suite 1400
Toronto, Ontario M5G 1X3

> **Re:** **API Electronics Group, Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2004**
> **File No. 000-29142**

Dear Mr. Mill:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended May 31, 2004

Critical Accounting Policies

1. We note that the filing does not contain a discussion of the Company's critical accounting policies. Tell us how you considered disclosing this information in your filing.. See SEC Release No 33-8040 and FR-60 for guidance.

Item 15. Controls and Procedures, page 89

2. We note your disclosure that "the Company's Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is operating effectively to ensure appropriate disclosure." Tell us whether

your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosure under Item 15.

Audit Opinion, page 93

3.   We note the auditor's opinion refers to generally accepted accounting standards applicable in Canada. Pursuant to AS 1, the auditor's opinion should reference standards of the Public Company Accounting Oversight Board. Tell us how the auditor's opinion included in your filing complies with the guidance in AS 1.

Non-Contract Revenue, page 99

4.   We note from your disclosures that non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment. Tell us the types of products and services included in non-contract revenue. In addition explain how your revenue recognition policy for these products and services complies with the criteria in the authoritative literature for recognizing revenue and cite that authoritative literature (SAB 104, SOP 81-1, EITF 00-21, SOP 97-2 etc.). Tell us how you considered disclosing this information in your revenue recognition policy.

Note 19. Generally Accepted Accounting Principles in Canada and the United States, page 115

Recently Issued United States Accounting Standards, page 117

5.   Clarify for us why you have not yet adopted SFAS 141 given that this statement was required to be adopted for business combinations initiated after June 30, 2001.

Other Comments

6.   We note that you issued your Q2 and Q3 earnings releases on January 26, 2005 and May 3, 2005, respectively. Tell us how you considered the technical requirement that a Form 6-K be filed "promptly after the material contained in the report is made public."

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Very truly yours,

Kathleen Collins
Accounting Branch Chief